Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2018 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on May 15, 2018

Guangzhou, China, May 14, 2018 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•                  Total net revenue for the first quarter of 2018 increased by 24.6% year over year to RMB19.9 billion (US$3.2 billion) from RMB16.0 billion in the prior year period.

•                  The number of active customers1 for the trailing twelve months ended March 31, 2018 was 56.6 million, as compared with 55.5 million in the prior year period.

•                  Total orders2 for the first quarter of 2018 increased by 25% year over year to 90.2 million from 72.1 million in the prior year period.

•                  Gross profit for the first quarter of 2018 increased by 8.5% year over year to RMB4.0 billion (US$639.2 million) from RMB3.7 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the first quarter of 2018 was RMB529.7 million (US$84.5 million), as compared with RMB551.9 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the first quarter of 2018 was RMB727.7 million (US$116.0 million), as compared with RMB799.4 million in the prior year period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In the first quarter of 2018, we delivered solid operational results as demonstrated by the continued improvement in customer stickiness and loyalty. We made further progress with our strategic collaboration with Tencent and JD.com, opening up the entry on JD’s app homepage in mid-March and the WeChat wallet entry in early April. Looking ahead, we will continue to work closely with Tencent and JD.com in order to improve the traffic flow and conversion rates, which will contribute meaningfully to our long-term customer and revenue growth.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “We finished the first quarter of 2018 with a solid 25% year-over-year increase in topline, which was at the high-end of our guidance range. Our average revenue per customer increased by 25% year over year, driven by improved customer shopping frequency. Leveraging the support from Tencent and JD.com, we will continue to grow our topline and expand our market share.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Recent Business Highlights

•                  Vipshop launched its JD flagship store on March 3, 2018 and opened up its entry on the homepage of JD’s app to all customers on March 14, 2018. Vipshop’s JD flagship store attracted approximately half a million followers within the first two months of launching. The majority of customers from the JD channel are new customers, and male apparel is the strongest category. The Company opened access of its WeChat wallet entry to all traffic on April 8, 2018 and conducted a round of promotions with red dots prompting users to click into Vipshop’s WeChat mini-program in mid-April, 2018. Comparing to the Company’s app users, customers from its mini-program are younger and more male-concentrated.

•                  In the first quarter of 2018, Vipshop’s average revenue per customer increased by approximately 25% year over year, driven by the robust 25% year-over-year increase in average number of orders per customer. During this quarter, 86% of customers were repeat customers, up from 77% in the prior year period, and approximately 96% of orders were placed by repeat customers, up from 92% in the prior year period.

•                  Vipshop’s Board of Directors appointed Mr. Martin Lau, President and Executive Director of Tencent Holdings Limited (SEHK: 0700), as a Director of the Company’s Board, effective December 29, 2017. In addition, Mr. Bin Wu resigned from the Company’s Board of Directors, effective January 30, 2018.

•                  On May 8, 2018, L’Oréal Paris launched its official WeChat mini-program, which was developed and operated by Vipshop. Vipshop is actively exploring more opportunities within the WeChat ecosystem with its brand partners, empowering brands to grow their business leveraging the robust traffic within WeChat.

•                  In the first quarter of 2018, Vipshop added an overseas warehouse in Frankfurt, Germany, bringing the Company’s total international warehousing capacity to approximately 59,000 square meters. Vipshop currently has overseas warehouses in nine locations, including Hong Kong, New York, Paris, Milan, London, Seoul, Tokyo, Sydney, and Frankfurt. As of March 31, 2018, the Company has approximately 2.8 million square meters of total warehousing space, of which around 1.8 million square meters is owned by Vipshop.

•                  During the first quarter of 2018, Vipshop delivered approximately 99% of its orders through its in-house last mile delivery network, up from 93% in the prior year period. More than 81% of customer returns were handled directly by Vipshop’s in-house last mile delivery network, up from 67% in the prior year period.

•                  As of March 31, 2018, close to 1.5 million customers enrolled in Vipshop’s Super VIP Paid Membership Program, representing a 54% increase sequentially.

•                  Vipshop’s cross-border business was particularly strong during this year’s 4.19 promotional event, with sales increasing by 43% year over year.

•                  Vipshop recently added a number of popular domestic and international brands to its platform, including Furla, Stella McCartney, and Dodo.

First Quarter 2018 Financial Results

REVENUE

Total net revenue for the first quarter of 2018 increased by 24.6% year over year to RMB19.9 billion (US$3.2 billion) from RMB16.0 billion in the prior year period, primarily driven by the improvement in average revenue per customer.

GROSS PROFIT

Gross profit for the first quarter of 2018 increased by 8.5% to RMB4.0 billion (US$639.2 million) from RMB3.7 billion in the prior year period. Gross margin for the first quarter of 2018 was 20.2% as compared with 23.2% in the prior year period. In the first quarter of 2018, the Company reclassified costs related to third-party logistics from fulfillment expenses into cost of revenues, which had a 0.9% impact on the gross margin for the quarter. The Company continues to balance investment in promotional activities with its broader marketing efforts to drive growth.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2018 were RMB3.5 billion (US$551.4 million), as compared with RMB3.1 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the first quarter of 2018 decreased to 17.4% from 19.6% in the prior year period.

•                   Fulfillment expenses for the first quarter of 2018 were RMB1.7 billion (US$276.4 million), as compared with RMB1.4 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses for the first quarter of 2018 decreased to 8.7% from 9.0% in the prior year period.

•                      Marketing expenses for the first quarter of 2018 were RMB645.3 million (US$102.9 million), as compared with RMB729.5 million in the prior year period. As a percentage of total net revenue, marketing expenses for the first quarter of 2018 decreased to 3.2% from 4.6% in the prior year period.

•                      Technology and content expenses for the first quarter of 2018 were RMB466.4 million (US$74.3 million), as compared with RMB419.5 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the first quarter of 2018 decreased to 2.3% from 2.6% in the prior year period.

•                      General and administrative expenses for the first quarter of 2018 were RMB613.6 million (US$97.8 million), as compared with RMB542.2 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the first quarter of 2018 decreased to 3.1% from 3.4% in the prior year period.

Income from operations for the first quarter of 2018 was RMB662.7 million (US$105.6 million), as compared with RMB736.6 million in the prior year period. Operating margin for the first quarter of 2018 was 3.3% as compared with 4.6% in the prior year period.

Non-GAAP income from operations4, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB878.1 million (US$140.0 million) as compared with RMB1.0 billion in the prior year period. Non-GAAP operating income margin5 for the first quarter of 2018 was 4.4% as compared with 6.3% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2018 was RMB529.7 million (US$84.5 million), as compared with RMB551.9 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2018 was 2.7% as compared with 3.5% in the prior year period, primarily attributable to the Company’s investment in promotional activities to drive growth. Net income attributable to Vipshop’s shareholders per diluted ADS6 was RMB0.77 (US$0.12) as compared with RMB0.92 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments, was RMB727.7 million (US$116.0 million) as compared with RMB799.4 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 for the first quarter of 2018 was 3.7% as compared with 5.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 was RMB1.05 (US$0.17) as compared with RMB1.31 in the prior year period.

For the quarter ended March 31, 2018, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 702,451,555.

BALANCE SHEET AND CASH FLOW

As of March 31, 2018, the Company had cash and cash equivalents and restricted cash of RMB7.4 billion (US$1.2 billion) and short term investments of RMB1.8 billion (US$288.1 million).

4  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

5  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended March 31, 2018, net cash from operating activities was RMB171.2 million (US$27.3 million), and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Mar 31, 2017 RMB’000	Mar 31, 2018 RMB’000	Mar 31, 2018 US$’000
Net cash from operating activities	736,744	171,245	27,300
Add: Impact from Internet financing activities[10]	277,524	(718,952)	(114,618)
Less: Capital expenditures	(585,462)	(816,167)	(130,116)
Free cash flow in/(out)	428,806	(1,363,874)	(217,434)

For the trailing twelve months ended

	Mar 31, 2017 RMB’000	Mar 31, 2018 RMB’000	Mar 31, 2018 US$’000
Net cash from operating activities	3,414,946	415,752	66,281
Add: Impact from Internet financing activities[10]	2,557,169	2,304,275	367,356
Less: Capital expenditures	(2,715,495)	(2,705,155)	(431,265)
Free cash flow in	3,256,620	14,872	2,372

Accounting Pronouncements Adopted During the Quarter Ended March 31, 2018

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.  The Company adopted this ASU on January 1, 2018 for all revenue contracts with our customers using the modified retrospective approach and increased retained earnings by approximately RMB176.4 million (US$28.1 million). In addition, the impact of applying this ASU for the three months ended March 31, 2018 primarily resulted in an increase in product sales and a change in deferred revenue driven by the Weipin Coins that are now accounted as a single performance obligation and identified as variable consideration.

The Company offers customers with an unconditional right of return for a period of 7 days upon receipt of products on sales from its platforms. Under the previous revenue standard, revenue was deferred until the 7 days return period expired. However, under the new revenue standard, revenue is recognized at the point of time when the control of goods has been passed to the customers upon the receipt of goods by the customers. The Company makes accrual on the expected sales returns in relation to the 7 day unconditional return policy.

9  Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

10  Impact from Internet financing activities added back to (deducted from) free cash flow contains changes in the balances of financial products, which are primarily consumer financing, supplier financing and cooperative lending that the Company provides to customers, suppliers and individuals respectively.

Business Outlook

For the second quarter of 2018, the Company expects its total net revenue to be between RMB20.5 billion and RMB21.3 billion, representing a year-over-year growth rate of approximately 17% to 22%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate for March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 30, 2018, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, May 15, 2018 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter of 2018.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#1856707

The replay will be accessible through May 23, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#1856707

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statements of cash flows, and the detailed footnote disclosure required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have not been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing, supplier financing and cooperative lending that the Company provides to customers, suppliers and individuals respectively. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	March 31,2017	March 31,2018	March 31,2018
	RMB’000	RMB’000	USD’000

Product revenues	15,606,804	19,367,515	3,087,637
Other revenues (1)	346,141	503,113	80,208
Total net revenues	15,952,945	19,870,628	3,167,845
Cost of revenues	(12,258,473)	(15,861,214)	(2,528,651)
Gross profit	3,694,472	4,009,414	639,194
Operating expenses:
Fulfillment expenses (2)	(1,436,200)	(1,733,697)	(276,392)
Marketing expenses	(729,549)	(645,342)	(102,883)
Technology and content expenses	(419,533)	(466,354)	(74,348)
General and administrative expenses (3)	(542,172)	(613,602)	(97,823)
Total operating expenses	(3,127,454)	(3,458,995)	(551,446)
Other operating income	169,578	112,273	17,899
Income from operations	736,596	662,692	105,647
Interest expenses	(25,113)	(28,945)	(4,615)
Interest income	25,860	60,334	9,619
Exchange loss	(10,437)	(63,738)	(10,161)
Income before income taxes and share of result of affiliates	726,906	630,343	100,490
Income tax expenses (4)	(165,911)	(106,481)	(16,975)
Share of (loss) gain of affiliates	(17,686)	737	118
Net income	543,309	524,599	83,633
Net loss attributable to noncontrolling interests	8,608	5,129	818
Net income attributable to Vipshop’s shareholders	551,917	529,728	84,451

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	116,819,173	131,605,256	131,605,256
—Diluted	125,067,816	140,490,311	140,490,311

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	4.72	4.03	0.64
Net income attributable to Vipshop’s shareholders—Diluted	4.59	3.86	0.62

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.94	0.81	0.13
Net income attributable to Vipshop’s shareholders—Diluted	0.92	0.77	0.12

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 771 million and RMB 1.01 billion  in the three month periods ended March 31,2017 and  March 31,2018, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 87 million and RMB 44 million in the three months period ended March 31,2017 and  March 31,2018, respectively.

(4) Income tax expenses include income tax benefits of RMB 22 million and RMB 11 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended March 31,2017 and  March 31,2018, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	543,309	524,599	83,633
Other comprehensive income, net of tax:
Foreign currency translation adjustments	25,243	(20,868)	(3,327)
Unrealized gain from available-for-sale investments	22,451	0	0
Comprehensive income	591,003	503,731	80,306
Less: Comprehensive loss attributable to noncontrolling interests	(8,608)	(5,129)	(818)
Comprehensive income attributable to Vipshop’s shareholders	599,611	508,860	81,124

	Three Months Ended
	March 31,2017	March 31,2018	March 31,2018
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	18,096	19,130	3,050
Marketing expenses	10,298	10,834	1,727
Technology and content expenses	51,832	54,233	8,646
General and administrative expenses	100,147	87,117	13,888
Total	180,373	171,314	27,311

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2017	March 31,2018	March 31,2018
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,973,891	7,008,102	1,117,256
Restricted cash	248,101	348,476	55,555
Short term investments	245,981	1,806,977	288,075
Accounts receivable, net	4,803,527	4,520,362	720,652
Amounts due from related parties	10,191	9,641	1,537
Other receivables and prepayments,net	3,674,196	3,468,664	552,987
Loan Receivables,net	0	164,458	26,218
Inventories	6,960,251	5,081,878	810,171
Total current assets	25,916,138	22,408,558	3,572,451
NON-CURRENT ASSETS
Property and equipment, net	6,660,825	6,701,593	1,068,392
Deposits for property and equipment	307,859	441,270	70,349
Land use rights, net	3,077,770	3,309,546	527,620
Intangible assets, net	400,994	355,776	56,719
Investment in affiliates	66,334	65,634	10,464
Other investments	387,640	376,613	60,041
Available-for-sale investments	146,282	142,571	22,729
Other long-term assets	366,760	415,464	66,235
Goodwill	367,106	367,106	58,525
Deferred tax assets	285,112	355,739	56,713
Total non-current assets	12,066,682	12,531,312	1,997,787
TOTAL ASSETS	37,982,820	34,939,870	5,570,238

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and March 31, 2018, respectively)	907,310	751,000	119,727

Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 87,926 and RMB 25,917 as of December 31, 2017 and March 31, 2018, respectively)	11,445,109	9,569,787	1,525,649

Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 965,275 and RMB 720,916 as of December 31, 2017 and March 31, 2018, respectively)	2,339,914	1,157,942	184,603
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,618,716 and RMB 1,379,548 as of December 31, 2017 and March 31, 2018, respectively)	3,537,151	3,284,473	523,622
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 616 and RMB 276 as of December 31, 2017 and March 31, 2018, respectively)	65,022	46,799	7,461
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 54,543 and RMB 79,651 as of December 31, 2017 and March 31, 2018, respectively)	203,179	237,003	37,784
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and March 31, 2018, respectively)	760,000	475,000	75,726
Convertible senior notes	0	3,947,818	629,375
Total current liabilities	19,257,685	19,469,822	3,103,947
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,224 and nil as of December 31, 2017 and March 31, 2018, respectively)	17,007	6,329	1,009
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 838 and RMB 480 as of December 31, 2017 and March 31, 2018, respectively)	362,649	360,872	57,532
Convertible senior notes	4,094,903	0	0
Total non-current liabilities	4,474,559	367,201	58,541
Total liabilities	23,732,244	19,837,023	3,162,488

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 115,293,345 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	74	75	12

Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	11	11	2

Additional paid-in capital	8,715,995	8,887,813	1,416,927
Retained earnings	5,602,681	6,309,130	1,005,824
Accumulated other comprehensive loss	(24,242)	(45,109)	(7,192)
Noncontrolling interests	(43,943)	(49,073)	(7,823)
Total shareholders’ equity	14,250,576	15,102,847	2,407,750
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,982,820	34,939,870	5,570,238

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2017	March 31,2018	March 31,2018
	RMB’000	RMB’000	USD’000
Income from operations	736,596	662,692	105,647
Share-based compensation expenses	180,373	171,314	27,311
Amortization of intangible assets resulting from business acquisitions	87,186	44,055	7,023
Non-GAAP income from operations	1,004,155	878,061	139,981

Net income	543,309	524,599	83,633
Share-based compensation expenses	180,373	171,314	27,311
Amortization of intangible assets resulting from business acquisitions and equity method investments	101,615	44,055	7,023
Tax effect of amortization of intangible assets resulting from business acquisitions	(21,797)	(11,014)	(1,756)
Non-GAAP net income	803,500	728,954	116,211

Net income attributable to Vipshop’s shareholders	551,917	529,728	84,451
Share-based compensation expenses	180,373	171,314	27,311
Amortization of intangible assets resulting from business acquisitions and equity method investments	84,721	35,573	5,671
Tax effect of amortization of intangible assets resulting from business acquisitions	(17,573)	(8,893)	(1,418)

Non-GAAP net income attributable to Vipshop’s shareholders	799,438	727,722	116,015

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	116,819,173	131,605,256	131,605,256
—Diluted	125,067,816	140,490,311	140,490,311

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	6.84	5.53	0.88
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	6.57	5.27	0.84

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.37	1.11	0.18
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.31	1.05	0.17